Exhibit 7.03

EXECUTION VERSION

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT is made as of December 5, 2014 (this “Agreement”) between Ningxia Yilida Capital Investment Limited Partnership (“Yilida”), a limited partnership formed under the laws of the People’s Republic of China and controlled by Mr. Yingfeng Zhang, and Ningxia Zhongyincashmere International Group Co., Ltd. (“Zhongyincashmere”), a company formed under the laws of People’s Republic of China. Each of Yilida, Zhongyincashmere and the Sponsors (as defined below), if any, is referred to herein as a “Party”, and collectively, the “Parties”. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in Section 11.1 hereof.

WHEREAS, the Parties propose to form a consortium to undertake an acquisition transaction (the “Transaction”) to acquire Shanda Games Limited (the “Target”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and listed on the Nasdaq Stock Market (“NASDAQ”), pursuant to which the Target would be delisted from NASDAQ and deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Contribution and Ownership of Acquisition Vehicles.

1.1 The Parties agree to use a company (“Parent”) formed under the laws of the Cayman Islands as the entity to acquire the Target in the Transaction. Yilida will form or acquire Parent promptly after the date hereof. Parent shall have two classes of shares, of which Class A shares shall each have one vote and Class B shares shall each have ten votes and the two classes shall vote as a single class on all matters.

1.2 In connection with the Transaction, Yilida shall either contribute prior to the closing of the Transaction (the “Closing”) 48,759,187 Target Class B Shares to Parent or agree to cancel such shares without consideration at the Closing, in exchange for the same number of Class B shares of Parent.

1.3 In connection with the Transaction, Zhongyincashmere shall either contribute prior to the Closing 80,577,828 Target Class A Shares and 48,759,187 Target Class B Shares to Parent or agree to cancel such shares without consideration at the Closing, in exchange for the same number of Class A shares of Parent and Class B shares of Parent, respectively.

1.4 To finance the cash needed by Parent for payment of cash consideration in the Transaction, each Sponsor shall, at the Closing, contribute cash to Parent in such amount as set forth in the Adherence Agreement signed by such Sponsor when it joins this Agreement, in exchange for a number of Class A shares of Parent equal to such amount divided by the per share purchase for Target Class A Shares to be set forth in the Definitive Acquisition Agreement. Prior to the signing of a definitive acquisition agreement between Parent and Target (the “Definitive Acquisition Agreement”), each Sponsor shall deliver to Parent an equity commitment letter in customary form with respect to such cash contribution.

2.	Admission of Sponsors.

2.1 Yilida and Zhongyincashmere may jointly admit one or more additional parties to this Agreement to provide additional equity capital for the consummation of the Transaction. Any party admitted to this Agreement pursuant to this Section 2.1 shall execute an adherence agreement to this Agreement substantially in the form attached hereto as Exhibit A (the “Adherence Agreement”) and upon its execution of the Adherence Agreement, such party shall become a “Sponsor” for purposes of this Agreement.

2.2 For the avoidance of doubt, the Parties agree that the obligation of the Parties to contribute Target Shares and cash to Parent shall be subject to the satisfaction or waiver of the various conditions to the obligations of Parent to be set forth in the Definitive Acquisition Agreement.

3.	Transaction Process.

3.1 The Parties shall cooperate and proceed in good faith to negotiate and consummate the Transaction (including the terms and conditions of the definitive documentation in respect of the Transaction) with a special committee of the board of directors of the Target (the “Target Board”) comprised of independent directors of the Target (the “Special Committee”). In order to facilitate the foregoing, the Parties agree that Yilida and Zhongyincashmere shall be the joint lead negotiators with the Special Committee with respect to the Transaction and, subject to the following sentence, shall have the right to cause Parent to enter into the Definitive Transaction Agreement in a form satisfactory to Yilida and Zhongyincashmere. Yilida and Zhongyincashmere shall keep the Sponsors updated on the progress of the negotiation with the Special Committee and shall obtain the consent from each Sponsor on any changes to the per share purchase price to be set forth in the Definitive Acquisition Agreement.

3.2 Appointment of Advisors.

(a) Yilida and Zhongyincashmere jointly shall have the sole discretion to engage, terminate or change legal, financial or other Advisors on behalf of the Consortium. Without limiting the foregoing, the Parties agree that Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”) shall act as international counsel to the Consortium.

(b) Except as otherwise provided in Section 3.2(a), if a Party requires separate representation in connection with specific issues arising out of the Transaction, such Party may retain other Advisors to advise it; provided that such Party shall (i) provide prior notice to Yilida and Zhongyincashmere of such retention and (ii) be solely responsible for the fees and expenses of such separate Advisors.

3.3 Approvals. Each Party shall use reasonable best efforts and provide all cooperation as may be reasonably requested by each other Party to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of the Parties, desirable for the consummation of the Transaction.

4.	Transaction Costs

4.1 Expenses and Fee Sharing.

(a) Upon consummation of the Transaction, Parent shall or shall cause the Target to reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction, including the reasonable fees, expenses and disbursements of Advisors retained by the Parties (other than fees, expenses and disbursement of any separate Advisors retained by a Party pursuant to Section 3.2(b) unless otherwise agreed to in advance by Yilida and Zhongyincashmere in writing) and the costs, expenses and reimbursements assumed by Yilida and Zhongyincashmere (and their respective Affiliates) pursuant to the provisions of Section 4.6 and Section 4.7 of a share purchase agreement entered into by Shanda SDG Investment Limited, Zhongyincashmere, Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, and Yili Shengda Investment Holdings (Hong Kong) Company Limited on November 25, 2014.

(b) If the Transaction is not consummated (and Section 4.1(c) below does not apply), the Parties agree to share (allocated among the Parties in proportion to the number of Parent shares (regardless of class) each will hold if the Closing occurs) the out-of-pocket costs and expenses incurred by or on behalf of the Consortium in connection with the Transaction (the “Consortium Transaction Expenses”), including any fees, expenses and disbursements payable to Advisors retained for or on behalf of the Consortium.

(c) If the Transaction is not consummated due to the unilateral breach of this Agreement by one or more Parties, then the breaching Party or Parties shall be responsible to pay the full amount of the Consortium Transaction Expenses and reimburse any non-breaching Party for all of its out-of-pocket costs and expenses incurred in connection with this Transaction, including the reasonable fees, expenses and disbursements of Advisors retained by the Parties pursuant to Section 3.2(b), without prejudice to any rights and remedies otherwise available to such non-breaching Party.

(d) The Parties shall be entitled to receive any termination, break-up or other fees or amounts payable to Parent by the Target pursuant to the Definitive Acquisition Agreement, to be allocated pro rata among the Parties in proportion to the number of Parent Shares (regardless of class) each will hold if the Closing occurs, net of all costs and expenses incurred in connection with the Transaction, including, without limitation, the Consortium Transaction Expenses.

5.	Exclusivity and Voting

5.1 Exclusivity Period. During the period beginning on the date hereof and ending on the earlier of (i) February 6, 2015 and (ii) the termination of this Agreement pursuant to Section 6.1, Section 6.3 (only for the Party with respect to which this Agreement terminates pursuant to Section 6.3) or Section 6.4 (the “Exclusivity Period”), each Party shall:

(a) work exclusively with the other Parties to implement the Transaction, including to (i) evaluate the Target and its business, (ii) prepare, negotiate and finalize the definitive documentation in connection with the Transaction and (iii) vote, or cause to be voted, at every shareholder meeting (whether by written consent or otherwise) all Securities against any Competing Proposal or matter that would facilitate a Competing Proposal and in favor of the Transaction;

(b) not, directly or indirectly, either alone or with or through any Affiliate or Representative authorized to act on such Party’s behalf, (i) make a Competing Proposal, or seek, initiate, solicit, encourage, induce, facilitate or join with any other person in the making of, any Competing Proposal, (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Proposal, (iii) finance or offer to finance any Competing Proposal, including by offering any equity or debt finance, or contribution of Securities or provision of a voting agreement, in support of any Competing Proposal, (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of this Agreement or the Transaction as contemplated under this Agreement, (v) acquire any Securities or enter into any agreement, arrangement or understanding to acquire any Securities except that any Affiliate of Yilida may continue to acquire Target Shares through exercise of his options (if any), (vi) dispose of any Securities, including (A) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Securities (“Transfer”) or permit the Transfer by any of its Affiliates of an interest in any Securities, in each case, except as expressly contemplated under this Agreement and the definitive documentation for the Transaction, (B) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any of the Securities, or any right, title or interest thereto or therein, or (C) deposit any Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Securities, (vii) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying such Party from performing its obligations under this Agreement, or (viii) seek, initiate, solicit, encourage, induce or facilitate any offer, inquiry or proposal from, or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with, any other person regarding the matters described in Sections 5.1(b)(i) to 5.1(b)(vii);

(c) immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications with all persons conducted heretofore with respect to a Competing Proposal; and

(d) promptly notify the other Parties if it or, to its knowledge, any of its Affiliates or Representatives receives any approach or communication with respect to any Competing Proposal, including in such notice the identity of the other persons involved and the nature and content of the approach or communication, and provide the other Parties with copies of any written communication.

Notwithstanding the foregoing provisions of this Section 5.1, to the extent the Target specifically requests that any director of the Target who is an Affiliate of Yilida or Zhongyincashmere cooperate in respect of a bona fide written Competing Proposal that was not made, sought, initiated, solicited, encouraged, induced, facilitated or joined by Yilida or Zhongyincashmere, and such director determines (solely in his or her capacity as a director of the Target, and not in his or her capacity as an Affiliate of Yilida or Zhongyincashmere) that, based on the written advice of Cayman Islands counsel to the Consortium, that he or she is obligated in such capacity to cooperate with the Target in order to comply with his or her fiduciary duties under Cayman Islands law, such director may provide such cooperation but only to the extent required to comply with such fiduciary duties in such capacity. In no event shall this clause be used as a means to circumvent the exclusivity provisions under this Section 5.1.

For the avoidance of doubt, the Exclusivity Period shall not be deemed terminated upon the termination of this Agreement pursuant to Section 6.3 with respect to any Party that is not a Party with respect to which this Agreement terminates pursuant to Section 6.3.

6.	Termination

6.1 Failure to Agree. If Yilida and Zhongyincashmere jointly determine that the Consortium, after good faith endeavors to pursue the Transaction in compliance with the other sections of this Agreement, is unable to, prior to the expiration of the Exclusivity Period, agree with the Special Committee on the material terms of the Transaction, Yilida and Zhongyincashmere shall jointly notify the other Parties of such determination and upon such notification, this Agreement shall terminate.

6.2 Upon Expiration of Exclusivity Period. This Agreement shall terminate without any further action on the part of any Party upon the expiration of the Exclusivity Period unless Parent and the Target have entered into a Definitive Acquisition Agreement prior to such expiration.

6.3 Other Termination Events. This Agreement shall terminate with respect to one or more Parties upon a written agreement among the Parties who are then parties to this Agreement stating the same.

6.4 After Execution of Documentation. After the execution of the Definitive Acquisition Agreement, this Agreement shall terminate without any further action on the part of any Party, upon the earlier of (a) the date the Transaction is consummated and (b) the date that the Definitive Acquisition Agreement is validly terminated in accordance with its terms.

6.5 Effect of Termination. Upon termination of this Agreement with respect to a Party pursuant to Section 6.1, 6.2, 6.3 or 6.4, Section 4 (Transaction Costs), Section 7 (Announcements and Confidentiality), Section 8 (Notices), Section 10 (Miscellaneous) and Section 11 (Definitions and Interpretations) shall continue to bind such Party unless the Parties agree otherwise in writing.

7.	Announcements and Confidentiality

7.1 Announcements. No announcements regarding the subject matter of this Agreement shall be issued by any Party without the prior written consent of Yilida and Zhongyincashmere, except to the extent that any such announcements are required by law, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable.

7.2 Confidentiality.

(a) Except as permitted under Section 7.3, each Party shall not, and shall direct its Affiliates and Representatives not to, without the prior written consent of the other Parties, disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”). Each Party shall not and shall direct its Affiliates and Representatives not to, use any Confidential Information for any purpose other than for the purposes of giving effect to and performing its obligations under this Agreement or evaluating, negotiating and implementing the Transaction.

(b) Subject to Section 7.2(c), the Recipient shall return or destroy (in the Recipient’s sole discretion), upon written request of the Discloser, any Confidential Information which falls within clause (a) of the definition of Confidential Information; provided that with respect to any electronic data that constitutes Confidential Information, the foregoing obligation shall not apply to any electronic data stored on the back-up tapes of the Recipient’s hardware.

(c) Each Party acknowledges that, in relation to Confidential Information received from the other Parties, the obligations contained in this Section 7.2 shall continue to apply for a period of 12 months following termination of this Agreement pursuant to Section 6, unless a shorter period is otherwise agreed in writing by the Discloser of such Confidential Information.

7.3 Permitted Disclosures. A Party may disclose Confidential Information (a) to those of its Affiliates and Representatives as such Party reasonably deems necessary to give effect to, perform its obligations under or enforce this Agreement or evaluate, negotiate and implement the Transaction, but only on a confidential basis; or (b) if required by law or a court of competent jurisdiction, the United States Securities and Exchange Commission or any other regulatory body or stock exchange having jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made, but only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable.

8.	Notices

8.1 Any notice, request, instruction or other document to be provided hereunder by any Party to another Party shall be in writing and delivered personally or sent by facsimile, overnight courier or electronic mail, to the address, facsimile or electronic mail address provided under the other Party’s signature page hereto, or to any other address, facsimile number or electronic mail address as a Party may hereafter specify for the purpose by notice to the other Parties. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 6:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

9.	Representations and Warranties

9.1 Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) it has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Party enforceable against it in accordance with the terms hereof; (d) its execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of its properties and assets, or (iii) result in the creation of, or impose any obligation on such Party to create, any lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party.

9.2 Target Shares. As of the date of this Agreement, (i) Yilida owns 48,759,187 Target Class B Shares and (ii) Zhongyincashmere owns 80,577,828 Target Class A Shares and 48,759,187 Target Class B Shares. For purposes of this Section 9.2, “owns” means the relevant Party (x) is the record holder of such security or (y) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

10.	Miscellaneous

10.1 Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

10.2 Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

10.3 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

10.4 Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

10.5 Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of each Party shall not be assigned without the prior consent of the other Parties; provided that each Party may assign its rights and obligations under this Agreement, in whole or in part (including, for the avoidance of doubt, a syndication of part of its equity commitment), to an Affiliate of such Party. Each Party agrees that it will remain bound and liable under this Agreement after such assignment to its Affiliates. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

10.6 No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venturer of the other Party.

10.7 Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document.

10.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than the State of New York.

10.9 Dispute Resolution.

(a) Any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 10.9 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b) Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 10.9, any Party may, to the extent permitted under the laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 10.9(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 10.9(a) in any way.

10.10 Specific Performance. Each Party acknowledges and agrees that the other Parties would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement. Accordingly, each Party shall be entitled to specific performance or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Agreement.

11.	Definitions and Interpretations

11.1 Definitions. In this Agreement, unless the context requires otherwise:

“ADSs” means the Target’s American Depositary Shares, each representing two Target Class A Shares.

“Advisors” means any advisors or consultants of Parent and the Parties, in each case appointed in connection with the Transaction.

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified person and “Affiliates” shall be construed accordingly.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in the People’s Republic of China, Hong Kong and in New York, New York, for the transaction of normal banking business.

“Consortium” means the consortium formed by the Parties hereto to undertake the Transaction.

“Competing Proposal” means a proposal, offer or invitation to the Target, a Sponsor, Yilida, Zhongyincashmere or any of their respective Affiliates, that involves the direct or indirect acquisition of 10% or more of the Target Shares, a sale of all or any significant amount of the assets of the Target, a merger, business combination, consolidation, restructuring or recapitalization involving the Target, a change of control of the Target or any other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Parties.

“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information (i) is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality, (ii) is or becomes publicly available other than through a breach of this Agreement by such Party or its Representatives or (iii) is independently developed by such Party or its Representatives without the use of Confidential Information and (b) the existence or terms of, and any negotiations or discussions relating to, this Agreement and any definitive documentation, including the Definitive Acquisition Agreement.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Representative” of a Party means that Party’s employees, directors, officers, partners, members, nominees, agents, advisors (including, but not limited to legal counsel, accountants, consultants and financial advisors), potential sources of equity or debt financing, and any representatives of the foregoing. The Representatives shall include the Advisors.

“Securities” means shares, warrants, options and any other securities which are convertible into or exercisable for shares or other equity of the Target including the Target Shares and the ADSs.

“Target Class A Shares” means the Class A ordinary shares, par value US$0.01 per share, of the Target.

“Target Class B Shares” means the Class B ordinary shares, par value US$0.01 per share, of the Target.

“Target Shares” means the issued and outstanding Target Class A Shares and Target Class B Shares including the Target Class A Shares represented by ADSs.

11.2 Headings. Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

[signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

NINGXIA YILIDA CAPITAL INVESTMENT LIMITED PARTNERSHIP

By Shanghai Yingfeng Investment Management Company Limited, its general partner

By:	/s/ Yingfeng Zhang
Name:	/s/ Yingfeng Zhang
Title:	Director

Notice details:

Address: No. 19, Lane 666, Zhangheng Road, Pudong New Area, Shanghai, China
Attention: Yingfeng Zhang
Facsimile:

With a copy to (which alone shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.
Address: Unit 1001, Henley Building, 5 Queens Road Central, Hong Kong
Attention: Zhan Chen
Facsimile: +852 3972 4999

[Signature Page to Consortium Agreement]

NINGXIA ZHONGYINCASHMERE INTERNATIONAL GROUP CO., LTD.

By:	/s/ Shengming Ma
Name:	Shengming Ma
Title:	Chairman

Notice details:

Address: Zhongyin Avenue, The Cashmere Industrial Park, Lingwu, Ningxia Province, China
Attention: Xiaofei Chen
Facsimile: [0591-4519290]

With a copy to each of (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.
Address: Unit 1001, Henley Building, 5 Queens Road Central, Hong Kong
Attention: Zhan Chen
Facsimile: +852 3972 4999

[Signature Page to Consortium Agreement]

EXHIBIT A

FORM OF ADHERENCE AGREEMENT

THIS ADHERENCE AGREEMENT (this “Agreement”) is entered into on             , 201

BY:

[New Sponsor], a [limited liability company] organized and existing under the laws of [—] with its registered address at [—] (the “Sponsor”).

RECITALS:

(A)	On December 5, 2014, the parties listed at Schedule A (the “Existing Parties”) entered into a consortium agreement (the “Consortium Agreement”) and proposed to undertake an acquisition transaction (the “Transaction”) with respect to Shanda Games Limited (the “Target”), a company incorporated under the laws of the Cayman Islands and listed on the Nasdaq Stock Market (“NASDAQ”), pursuant to which the Target would be delisted from NASDAQ and deregistered under the United States Securities Exchange Act of 1934, as amended.

(B)	Additional parties may be admitted to the Consortium as “Sponsors” pursuant to Section 2.1 of the Consortium Agreement.

(C)	The Sponsor now wishes to participate in the Transaction contemplated under the Consortium Agreement, to sign this Agreement, and to be bound by the terms of the Consortium Agreement as a Sponsor and a Party thereto.

THIS AGREEMENT WITNESSES as follows:

1.	DEFINED TERMS AND CONSTRUCTION

1.1	Capitalized terms used but not defined herein shall have the meaning set forth in the Consortium Agreement.

1.2	This Agreement shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.

2.	UNDERTAKINGS

2.1	Assumption of obligations

The Sponsor undertakes, to each other party to this Agreement that it will, with effect from the date hereof, perform and comply with each of the obligations of a Sponsor as if it had been a Party to the Consortium Agreement at the date of execution thereof and the Existing Parties agree that where there is a reference to a “Sponsor” or “Party” there it shall be deemed to include a reference to the Sponsor and with effect from the date hereof, all the rights of a Sponsor provided under the Consortium Agreement will be accorded to the Sponsor as if the Sponsor had been a Sponsor and a Party under the Consortium Agreement at the date of execution thereof.

2.2	Contribution to Parent

The Sponsor shall, at the Closing, contribute an amount of cash in United States dollars to Parent in such amount as set forth in Schedule B hereto.

Exhibit A

3.	REPRESENTATIONS AND WARRANTIES

3.1	The Sponsor represents and warrants to each of the other Parties as follows:

3.1.1	Status

It is a company duly organized, established and validly existing under the laws of the jurisdiction stated in preamble 1 of this Agreement and has all requisite power and authority to own, lease and operate its assets and to conduct the business which it conducts.

3.1.2	Due Authorization

It has full power and authority to execute and deliver this Agreement and the execution, delivery and performance of this Agreement by the Sponsor has been duly authorized by all necessary action on behalf of the Sponsor.

3.1.3	Legal, Valid and Binding Obligation

This Agreement has been duly executed and delivered by the Sponsor and constitutes the legal, valid and binding obligation of the Sponsor, enforceable against it in accordance with the terms hereof.

3.1.4	[Ownership

As of the date of this Agreement, (i) the Sponsor holds (A) of record the number and class of outstanding Target Shares set forth under the heading “Shares Held of Record” next to its name on Schedule C hereto (specifying the number held as ordinary shares and in the form of ADSs), free and clear of any encumbrances or restrictions, and (B) the other Securities set forth under the heading “Other Securities” next to its name on Schedule C hereto, in each case free and clear of any encumbrances or restrictions; (ii) the Sponsor has the sole right to control the voting and disposition of such Target Ordinary Shares (if any) and any other Securities (if any) held by it; and (iii) none of the Sponsor and its Affiliates owns, directly or indirectly, any Target Ordinary Shares or other Securities, other than as set forth on Schedule C hereto.] [if applicable]

3.1.5	Reliance

Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Sections 3.1.1 to 3.1.4 and have been induced by them to enter into this Agreement.

4.	NOTICE

Any notice, request, instruction or other document to be provided hereunder by any Party to another Party shall be in writing and delivered personally or sent by facsimile, overnight courier or electronic mail, to the address, facsimile number or electronic mail address provided under the other Party’s signature page to the Consortium Agreement, or to any other address, facsimile number or electronic mail address as a Party may hereafter specify for the purpose by notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 6:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Exhibit A

5.	GOVERNING LAW.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than the State of New York.

6.	DISPUTE RESOLUTION.

6.1	Any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 6.1 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

6.2	Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 6, any Party may, to the extent permitted under the laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 6.2 is only applicable to the seeking of interim injunctions and does not restrict the application of Section 6.1 in any way.

7.	SPECIFIC PERFORMANCE.

Each Party acknowledges and agrees that the other Parties would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement. Accordingly, each Party shall be entitled to specific performance or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Agreement.

[Signature page follows.]

Exhibit A

IN WITNESS WHEREOF, the New Sponsor has caused this Agreement to be duly executed by its respective authorized officers as of the day and year first above written.

[New Sponsor’s Name]

By:
Name:
Position:

Notice details
Address:
Email:
Facsimile:

Exhibit A

SCHEDULE A

Existing Parties

1.	Ningxia Yilida Capital Investment Limited Partnership , a limited partnership formed under the laws of the People’s Republic of China

2.	Ningxia Zhongyincashmere International Group Co., Ltd. , a company formed under the laws of People’s Republic of China.

Exhibit A

SCHEDULE B

Amount Committed by Sponsor

US$[        ]

Exhibit A

SCHEDULE C

Securities Held by Sponsor

Name	Shares Held of Record	Other Securities

Exhibit A